CUSIP No. 338735 10 3	SCHEDULE 13D	Page 1 of 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

FLATBUSH FEDERAL BANCORP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)
338735 10 3
 (CUSIP Number)

Cengiz Searfoss
Jennifer Searfoss
Erol Searfoss
Rana Searfoss
c/o 300 E. 75th St., #26N
New York, New York 10021

with a copy to:
Spencer L. Schneider, Esq.
70 Lafayette Street, 7th Floor
New York, New York 10013
Telephone:  (212) 233-7400
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Cengiz Searfoss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☒
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		81,355

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		81,355

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	81,355

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Jennifer Searfoss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☒
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.03%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Erol Searfoss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☒
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		32,414

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		32,414

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	32,414

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Rana Searfoss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☒
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		28,584

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		28,584

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	28,584

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 6 of 11

Item 1.  Security and Issuer

This Schedule 13D is being filed jointly by Cengiz Searfoss, Jennifer Searfoss, Erol Searfoss, and Rana Searfoss. All the filers of this Schedule 13D are collectively referred to as the "Group."

This statement relates to the common stock ("Common Stock") of Flatbush Federal Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2146 Nostrand Avenue, Brooklyn, New York. The joint filing agreement of the members of the Group is attached as Exhibit 99.1.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Cengiz Searfoss, Jennifer Searfoss, Erol Searfoss, and Rana Searfoss with respect to the shares of Common Stock beneficially owned by them.

The address of Cengiz Searfoss and Jennifer Searfoss is 300 E. 75th St., #26N, New York NY 10021. The address of Erol Searfoss and Rana Searfoss is 3 Stratford Road, Farmington, CT 06032.

The principal employment of Cengiz Searfoss is private investor. The principal employment of Jennifer Searfoss is nurse practitioner. The principal employment of Erol Searfoss is design engineer. Rana Searfoss is a student. Cengiz Searfoss and Jennifer Searfoss are husband and wife. Cengiz Searfoss, Erol Searfoss, and Rana Searfoss are siblings.

 (d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Cengiz Searfoss, Jennifer Searfoss, Erol Searfoss, and Rana Searfoss are citizens of the United States.

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 7 of 11

Item 3.  Source and Amount of Funds or Other Consideration

The amount of funds expended to date by Cengiz Searfoss to acquire the 81,355 shares of Common Stock he holds in his name is $418,470. Such funds were provided from his individual retirement account funds.

The amount of funds expended to date by Jennifer Searfoss to acquire the 1,000 shares of Common Stock she holds in her name is $5,000. Such funds were provided from her individual retirement account funds.

The amount of funds expended to date by Erol Searfoss to acquire the 32,414 shares of Common Stock he holds in his name is $160,360. Such funds were provided from his individual retirement account funds.

The amount of funds expended to date by Rana Searfoss to acquire the 28,584 shares of Common Stock she holds in her name is $146,562. Such funds were provided from her individual retirement account funds.

Item 4.  Purpose of Transaction

The purpose of the acquisition of shares of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the shares of Common Stock on a long-term basis. Members of the Group believe Issuer to be a significantly undervalued community thrift possessing substantial unrecognized assets.

Members of the Group may seek to make additional purchases of shares of Common Stock.  Except as noted in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 2,736,907, reported as the number of outstanding shares as of November 13, 2009, in the Issuer's Form 10Q, dated November 16, 2009. All purchases and sales of shares of Common Stock reported herein were made in open-market transactions.

 (A)  Cengiz Searfoss

(a)	Aggregate number of shares beneficially owned: 81,355
  Percentage: 2.97%

(b)	1. Sole power to vote or to direct vote: 81,355
  2.  Shared power to vote or to direct vote:  0
  3.  Sole power to dispose or to direct the disposition: 81,355
  4.  Shared power to dispose or to direct disposition:  0

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 8 of 11

(c)         Within the past sixty days, Cengiz Searfoss has purchased 10,738 shares of Common Stock for a total of $42,633.  The chart below reflects certain information concerning such purchases within the past sixty days:

DATE	NUMBER OF SHARES	PRICE PER SHARE ($)	TOTAL COST($)
12/31/09	3,538	3.91	13,833
1/4/10	2,220	4.00	8,800
1/7/10	5,000	4.00	20,000

(B)  Jennifer Searfoss

(a)	Aggregate number of shares beneficially owned: 1,000
  Percentage: .03%

(b)	1. Sole power to vote or to direct vote: 1,000
  2.  Shared power to vote or to direct vote:  0
  3.  Sole power to dispose or to direct the disposition: 1,000
  4.  Shared power to dispose or to direct disposition:  0

(c)         Jennifer Searfoss has made no purchases of shares of Common Stock in the past sixty days.

(C)  Erol Searfoss

(a)	Aggregate number of shares beneficially owned: 32,414
  Percentage: 1.18%

(b)	1. Sole power to vote or to direct vote: 32,414
  2.  Shared power to vote or to direct vote:  0
  3.  Sole power to dispose or to direct the disposition: 32,414
  4.  Shared power to dispose or to direct disposition:  0

(c)         Erol Searfoss has made no purchases of shares of Common Stock in the past sixty days.

(D)  Rana Searfoss

(a)	Aggregate number of shares beneficially owned: 28,584
  Percentage: 1.04%

(b)	1. Sole power to vote or to direct vote: 28,584
  2.  Shared power to vote or to direct vote:  0
  3.  Sole power to dispose or to direct the disposition: 28,584
  4.  Shared power to dispose or to direct disposition:  0

(c)         Rana Searfoss has made no purchases of shares of Common Stock in the past sixty days.

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 9 of 11

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 99.1, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement, dated January 11, 2010

CUSIP No. 338735 10 3	SCHEDULE 13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2010

CENGIZ SEARFOSS

/s/ Cengiz Searfoss
Cengiz Searfoss

JENNIFER SEARFOSS

/s/ Jennifer Searfoss
Jennifer Searfoss

EROL SEARFOSS

/s/ Erol Searfoss
Erol Searfoss

RANA SEARFOSS

/s/ Rana Searfoss
Rana Searfoss